 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Gardner, Herbert M. (Last) (First) (Middle) C/O Janney Montgomery Scott, Inc. 26 Broadway (Street) New York, NY 10004 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol iDine Rewards Network Inc. IRN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/24/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/24/2003		C		109,157 (1)	A		417,400	D
Common Stock	01/24/2003		C		1,421 (1)	A		9,638	I	by Spouse
Convertible Preferred Stock - Series A	01/24/2003		C		91,486 (1)	D		0	D
Convertible Preferred Stock - Series A	01/24/2003		C		1,191 (1)	D		0	I	by Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Deferred Stock Award								09/30/1998		Common Stock	22,102		22,102	D
Non-Qualified Stock Option (right to buy)	$3.0000							03/02/2002	03/02/2011	Common Stock	7,500		7,500	D
Non-Qualified Stock Option (right to buy)	$4.3750							06/11/1998	06/11/2007	Common Stock	5,500		5,500	D
Non-Qualified Stock Option (right to buy)	$4.5600							03/04/2000	03/04/2009	Common Stock	6,500		6,500	D
Non-Qualified Stock Option (right to buy)	$4.8750							03/02/2001	03/02/2010	Common Stock	7,000		7,000	D
Non-Qualified Stock Option (right to buy)	$5.8750							03/04/1998	03/04/2008	Common Stock	6,000		6,000	D
Non-Qualified Stock Option (right to buy)	$7.2800							03/08/2003	03/08/2012	Common Stock	10,000		10,000	D
Non-Qualified Stock Option (right to buy)	$7.8750							03/20/1997	03/20/2006	Common Stock	5,000		5,000	D
Non-Qualified Stock Option (right to buy)	$12.2500							03/23/1996	03/23/2005	Common Stock	5,000		5,000	D
Non-Qualified Stock Option (right to buy)	$15.0000							03/22/1995	03/22/2004	Common Stock	7,500		7,500	D
Warrants	$5.9313							08/23/2000	08/23/2005	Common Stock	15,342		15,342	D
Warrants	$7.3000							08/23/2000	08/23/2005	Common Stock	15,342		15,342	D
Warrants	$5.9313							08/23/2000	08/23/2005	Common Stock	4,383		4,383	I	by Spouse
Warrants	$7.3000							08/23/2000	08/23/2005	Common Stock	4,383		4,383	I	by Spouse
Explanation of Responses:

(1) Thw Company exercised its right to convert all the shares of its Series A Preferred Stock on 1/23/2003. Each share of Series A Preferred was converted to 1.19316 shares of common stock.
By:	Date:
/s/ Herbert M. Gardner	01/28/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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